UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: December 31, 2005 Estimated average burden hours per response 11

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)

Innovative Card Technologies, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45773R100

(CUSIP Number)

October 19, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ X ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Jonathan M. Glaser

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) X

(b)

3. SEC Use Only

4. Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 1,811,056
7. Sole Dispositive Power 0
8. Shared Dispositive Power 1,811,056

9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,811,056

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 9.9%

12. Type of Reporting Person (See Instructions) IN, HC

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

JMG Capital Management, Inc.

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) X

(b)

3. SEC Use Only

4. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 905,528
7. Sole Dispositive Power 0
8. Shared Dispositive Power 905,528

9. Aggregate Amount Beneficially Owned by Each Reporting Person 905,528

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 5.1%

12. Type of Reporting Person (See Instructions) CO, HC

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

JMG Capital Management, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) X

(b)

3. SEC Use Only

4. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 905,528
7. Sole Dispositive Power 0
8. Shared Dispositive Power 905,528

9. Aggregate Amount Beneficially Owned by Each Reporting Person 905,528

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 5.1%

12. Type of Reporting Person (See Instructions) OO, IA

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Daniel Albert David

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) X

(b)

3. SEC Use Only

4. Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 905,528
7. Sole Dispositive Power 0
8. Shared Dispositive Power 905,528

9. Aggregate Amount Beneficially Owned by Each Reporting Person 905,528

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 5.1%

12. Type of Reporting Person (See Instructions) IN, HC

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Roger Richter

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) X

(b)

3. SEC Use Only

4. Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 905,528
7. Sole Dispositive Power 0
8. Shared Dispositive Power 905,528

9. Aggregate Amount Beneficially Owned by Each Reporting Person 905,528

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 5.1%

12. Type of Reporting Person (See Instructions) IN, HC

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Pacific Assets Management, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) X

(b)

3. SEC Use Only

4. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 905,528
7. Sole Dispositive Power 0
8. Shared Dispositive Power 905,528

9. Aggregate Amount Beneficially Owned by Each Reporting Person 905,528

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 5.1%

12. Type of Reporting Person (See Instructions) OO, IA

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Pacific Capital Management, Inc.

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) X

(b)

3. SEC Use Only

4. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 905,528
7. Sole Dispositive Power 0
8. Shared Dispositive Power 905,528

9. Aggregate Amount Beneficially Owned by Each Reporting Person 905,528

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 5.1%

12. Type of Reporting Person (See Instructions) CO, HC

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

JMG Capital Partners, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b) X

3. SEC Use Only

4. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 905,528
7. Sole Dispositive Power 0
8. Shared Dispositive Power 905,528

9. Aggregate Amount Beneficially Owned by Each Reporting Person 905,528

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 5.1%

12. Type of Reporting Person (See Instructions) PN

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

JMG Triton Offshore Fund, Ltd.

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b) X

3. SEC Use Only

4. Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 905,528
7. Sole Dispositive Power 0
8. Shared Dispositive Power 905,528

9. Aggregate Amount Beneficially Owned by Each Reporting Person 905,528

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 5.1%

12. Type of Reporting Person (See Instructions) CO

Item 1.

(a) Name of Issuer

Innovative Card Technologies, Inc.

(b) Address of Issuer's Principal Executive Offices

11601 Wilshire Boulevard, Suite 2160, Los Angeles, CA 90025

Item 2.

(a) The names of the persons filing this statement are:

Jonathan M. Glaser

JMG Capital Management, Inc. ("JMG Inc.")

JMG Capital Management, LLC ("JMG LLC")

Daniel Albert David

Roger Richter

Pacific Assets Management, LLC ("PAM")

Pacific Capital Management, Inc. ("PCM")

JMG Capital Partners, L.P. (the "Partnership")

JMG Triton Offshore Fund, Ltd. (the "Fund")
(collectively, the "Filers").

(b) The principal business office of JMG Inc., JMG LLC, Mr. Glaser and the Partnership is:

11601 Wilshire Boulevard, Suite 2180, Los Angeles, CA 90025

The principal business office of PAM, PCM and Mr. David is:

100 Drakes Landing, Suite 207, Greenbrae, CA 94904

The principal business office of Mr. Richter is:

One Sansome Street, 39th Floor, San Francisco, CA 94104

The principal business office of the Fund is:

Citco Building, Wickhams Cay, P.O. Box 662

Road Town, Tortola, BVI

(c) For citizenship of Filers, see Item 4 of the cover sheet for each Filer.

(d) This statement relates to shares of common stock of the Issuer (the "Stock").

(e) The CUSIP number of the Issuer is: 45773R100

Item 3. If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ] An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E).

(f) [ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G).

(h) [ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) [ ] Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

See Items 5-9 and 11 of the cover page for each Filer.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

PAM and JMG LLC are investment advisers whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

PAM is the investment adviser to the Fund and PCM is a member of PAM. Mr. Glaser, Mr. David and Mr. Richter are control persons of PCM and PAM. JMG LLC is the investment adviser and general partner of the Partnership and JMG Inc. is a member of JMG LLC. Mr. Glaser is the control person of JMG Inc. and JMG LLC. PAM, PCM, JMG LLC, JMG Inc., Mr. Glaser, Mr. David and Mr. Richter constitute a group as defined in Rule 13d-5(b)(1), but are not members of a group with any other person. The Partnership and the Fund are filing this Schedule 13G jointly with the other Filers, but not as members of a group, and each of them expressly disclaims membership in a group. In addition, the filing of this Schedule 13G on behalf of the Partnership and the Fund should not be construed as an admission that either of them is, and each of them disclaims that it is, the beneficial owner, as defined in Rule 13d-3 under the Securities Exchange Act of 1934, of any of the Stock covered by this Schedule 13G.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification:

Certification of JMG Inc., JMG LLC, PAM, PCM, Mr. Glaser, Mr. David and Mr. Richter:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Certification of the Partnership and the Fund:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 28, 2005

PACIFIC CAPITAL MANAGEMENT, INC. By: Jonathan M. Glaser, Vice President	PACIFIC ASSETS MANAGEMENT, LLC By: Jonathan M. Glaser, Member Manager
JMG CAPITAL MANAGEMENT, INC. By: Jonathan M. Glaser, President	JMG CAPITAL MANAGEMENT, LLC By: Jonathan M. Glaser, Member Manager
Jonathan M. Glaser	Daniel Albert David
Roger Richter
JMG CAPITAL PARTNERS, L.P. By: JMG Capital Management, LLC General Partner By: Jonathan M. Glaser, Member Manager	JMG TRITON OFFSHORE FUND, LTD. By: Pacific Assets Management, LLC Attorney-in-fact By: Jonathan M. Glaser, Member Manager

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases and sales by the undersigned of securities of any issuer, until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G. For that purpose, the undersigned hereby constitute and appoint JMG Capital Management, LLC, a Delaware limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases and sales, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present, until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

DATED: October 28, 2005

PACIFIC CAPITAL MANAGEMENT, INC. By: Jonathan M. Glaser, Vice President	PACIFIC ASSETS MANAGEMENT, LLC By: Jonathan M. Glaser, Member Manager
JMG CAPITAL MANAGEMENT, INC. By: Jonathan M. Glaser, President	JMG CAPITAL MANAGEMENT, LLC By: Jonathan M. Glaser, Member Manager
Jonathan M. Glaser	Daniel Albert David
Roger Richter
JMG CAPITAL PARTNERS, L.P. By: JMG Capital Management, LLC General Partner By: Jonathan M. Glaser, Member Manager	JMG TRITON OFFSHORE FUND, LTD. By: Pacific Assets Management, LLC Attorney-in-fact By: Jonathan M. Glaser, Member Manager